UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

G1 THERAPEUTICS, INC.

(Name of Subject Company)

G1 THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

3621LQ109

(CUSIP Number of Class of Securities)

John E. Bailey, Jr.

President and Chief Executive Officer

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

(919) 213-9835

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Matthew J. Gardella, Esq. Jason S. McCaffrey, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Sarah Young, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by G1 Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2024, and amended on September 5, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the offer by Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), to acquire any and all of the issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”) of the Company at a purchase price of $7.15 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 20, 2024.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

As previously disclosed, on August 23, 2024, Neal Gagner, a purported stockholder of the Company, filed a complaint in the United States District Court for the Western District of Wisconsin, captioned Gagner v. G1 Therapeutics Inc., et al., Case No. 3:24-cv-00593; on August 27, 2024, Anthony Morgan, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York, County of New York, captioned Morgan v. G1 Therapeutics, Inc., et al., Index No. 654409/2024; also on August 27, 2024, Richard Lawrence, a purported stockholder of the Company, filed a complaint in the Supreme Court of the State of New York, County of New York, captioned Lawrence v. G1 Therapeutics, Inc., et al., Index No. 654430/2024; and on August 28, 2024, Brian Nielsen, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Nielsen v. G1 Therapeutics, Inc., et al., Case No. 1:24-cv-06493 (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Board. The Complaints allege that the defendants violated certain federal and state laws, including Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and New York common law for purported negligence and negligent misrepresentation and concealment, by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger until the Company corrects the alleged deficiencies in the Schedule 14D-9, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses, and (iv) other relief as the courts deem just and proper. In addition to the Complaints, a motion for preliminary injunction seeking to enjoin the consummation of the Merger was filed by the plaintiff in the Gagner Action on August 23, 2024. On September 4, 2024, the court in the Gagner Action scheduled a status conference between the parties for September 6, 2024. On September 6, 2024, the plaintiff in the Gagner Action advised the court that a motion for preliminary injunction was unnecessary because the Company intended to file this Amendment, and as a result, requested that all further proceedings be postponed. That same date, the court in the Gagner Action dismissed the plaintiff’s motion for preliminary injunction as moot, canceled the scheduled status conference, and provided plaintiff with until September 27, 2024 to dismiss the Gagner Action with prejudice. The defendants believe that the claims asserted in the Complaints are without merit.

Additionally, as previously disclosed, the Company has also received (a) one demand letter on August 26, 2024, sent on behalf of David Warhaft, a purported stockholder of the Company, (b) one demand letter on August 27, 2024, sent on behalf of Dennis Hageman, a purported stockholder of the Company, (c) seven demand letters on August 28, 2024, sent on behalf of each of Christopher Scott, Ari Malowitzky, The Krausz Family Trust 2024, William Ballard, Vidhya Rajan, Keith McLemore and Marc Waterman, each a purported stockholder of the Company, (d) one demand letter on August 29, 2024, sent on behalf of Sean Riley, a purported stockholder of the Company, (e) one demand letter on August 30, 2024, sent on behalf of Plarent Kina, a purported stockholder of the Company and (f) one demand letter on September 2, 2024, sent on behalf of Alfred Yarkony, a purported stockholder of the Company (collectively, the

“Demands”). Each of the Demands alleges omissions and/or misrepresentations of material information with respect to the transaction from the Schedule 14D-9 filed by the Company on August 20, 2024 and demands that the Company promptly provide stockholders with additional disclosures. The Company cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation.

The Company believes that the allegations and claims asserted in the Complaints and the Demands are without merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, in order to minimize the costs, risks and uncertainties inherent in defending the Complaints and the Demands, and without admitting any liability or wrongdoing or the materiality of the disclosures contained herein (these “Supplemental Disclosures”), the Company is hereby voluntarily amending and supplementing Items 3, 4 and 5 of the Schedule 14D-9 as described in this Amendment for the purposes of mooting the allegations in the Complaints and the Demands. The Company denies that it has violated any laws, that the Company or any member of the Board breached any duties to the holders of Shares, or that these Supplemental Disclosures are material. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality of these Supplemental Disclosures under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from these Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Nothing in these Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. For clarity, new text is highlighted with bold, underlined text.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented as follows:

•	by amending and restating the last paragraph on page 4 of the Schedule 14D-9 to read in its entirety as follows:

“On February 6, 2024, the Company and Parent entered into a mutual confidentiality agreement (the “Original Confidentiality Agreement”) to facilitate discussions regarding a potential business or collaborative relationship between the parties. On July 11, 2024, the Original Confidentiality Agreement was amended for the parties to engage in discussions related to a possible negotiated business transaction (the Original Confidentiality Agreement, as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain customary exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than ~~the evaluation, negotiation and consummation of a possible license or business combination~~in connection with a possible negotiated business transaction involving Parent and the Company. The obligations of the receiving party under the Confidentiality Agreement remain for a period of three years from the date of the Original Confidentiality Agreement. The Confidentiality Agreement did not include a standstill provision.”

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented as follows:

•	by amending and restating the fifth paragraph on page 18 of the Schedule 14D-9 to read in its entirety as follows:

“In connection with the Company’s periodic review of strategic alternatives, in July of 2020, the Board established an ad hoc transaction committee of the Board (the “Transaction Committee”), created for the Board’s convenience and whose members were not eligible for additional compensation in connection with their service on the Transaction Committee, to evaluate, discuss and recommend to the full Board potential licensing, partnering, joint ventures, spin-outs and other transactions involving the Company and/or one or more of its assets. The Transaction Committee did not have the right to veto or approve a potential transaction. The Company designated Glenn Muir, Garry Nichols and Jacks Lee as members of the Transaction Committee.”

•	by amending and restated the last paragraph on page 18 of the Schedule 14D-9 to read in its entirety as follows:

“In late January 2023, the Company was contacted by representatives of a pharmaceutical company, which we refer to herein as Party F, about Party F’s interest in discussing a potential business combination transaction with the Company. In February 2023, after an introductory meeting held on February 2, 2023, the Company and Party F entered into a confidentiality agreement effective as of February ~~9~~7, 2023, which agreement required that confidential information shared under the agreement only be used in connection with a possible business relationship between the Company and Party F, and which agreement did not contain a standstill provision. Thereafter members of Company management met with representatives of Party F to discuss, among other things, a potential business combination transaction and other opportunities for the companies to work together. No specific terms of a business combination proposal were presented by Party F at any time and Party F never made a formal proposal to acquire the Company or engage in a business combination transaction.”

•	by amending and restating the fifth paragraph on page 19 of the Schedule 14D-9 to read in its entirety as follows:

“Also on February 13, 2023, following the Company’s announcement of the CRC Trial results, the Company received an inbound inquiry from a representative of a biopharmaceutical company, which we refer to herein as Party G, to assess the Company’s interest in potential partnering or other opportunities in light of the CRC Trial results. On February 17, 2023, the Company and Party G entered into a confidentiality agreement, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated business combination between the Company and Party G, and which agreement contained a standstill provision that expired prior to the announcement of the Company entering into the Merger Agreement.”

•	by amending and restating the third paragraph on page 20 of the Schedule 14D-9 to read in its entirety as follows:

“On March 16, 2023, the Board met to, among other things, discuss and consider the opportunities that may be available to the Company, and the challenges the Company may face, in light of the recent CRC Trial results, the upcoming TNBC Trial readout and other pending clinical trials, and to discuss interest received by third parties in ongoing partnership and similar discussions. At such meeting, the Board authorized the Company to continue exploring potential partnership and other strategic alternatives. Also at this meeting, the Board ~~approved the establishment of a Financing Committee~~established an ad hoc financing committee of the Board (the “Financing Committee”), created for the Board’s convenience and whose members were not eligible for additional compensation in connection with their service on the Financing Committee, to evaluate, discuss and recommend to the Board potential licensing, partnering, joint ventures and other transactions involving the Company and its assets. The Financing Committee did not have the right to veto or approve a potential transaction. The Company designated Glenn Muir, Garry Nichols and Jacks Lee as members of the Financing Committee.”

•	by amending and restating the second paragraph on page 21 of the Schedule 14D-9 to read in its entirety as follows:

“On or around September 20, 2023, representatives of Party J contacted Mr. Bailey to express Party J’s interest in exploring a potential transaction with the Company. The Company and Party J executed a confidentiality agreement effective as of September 21, 2023 that required that confidential information shared under the agreement only be used in connection with discussing and evaluating each party’s respective interest in entering into one or more potential business transactions, and which agreement did not contain a standstill provision. Following the execution of the confidentiality agreement, Party J began performing due diligence on the Company.”

•	by amending and restating the fifth paragraph on page 21 of the Schedule 14D-9 to read in its entirety as follows:

“On October 30, 2023, the Board held a special meeting to discuss the October 26 Party J Proposal. Representatives of Centerview Partners LLC, financial advisor to the Company (“Centerview”), and Ropes & Gray LLP, legal advisor to the Company (“Ropes & Gray”), were also in attendance. Centerview had been informally advising the Board in connection with its evaluation of strategic alternatives in anticipation of being formally engaged by the Board ahead of a transaction, if any. At this meeting, the Board determined to reject the October 26 Party J Proposal because it undervalued the Company and was not in the best interest of the holders of Shares. Mr. Bailey communicated the Company’s rejection of the October 26 Party J Proposal to Party J on November 2, 2023.”

•	by inserting a new second paragraph on page 22 of the Schedule 14D-9 to read as follows:

“In late 2023 and early 2024, management of the Company held discussions with representatives of Guggenheim Securities, LLC (“Guggenheim Securities”) to discuss potentially engaging Guggenheim Securities to assist the Board in its consideration of, and to discuss, a potential equity capital raise in the event of a positive readout of the Interim TNBC Trial Data in 2024.”

•	by amending and restating the current second paragraph on page 22 of the Schedule 14D-9 to read in its entirety as follows:

“On January 8, 2024, management of the Company and Parent met to continue discussions regarding potential partnership opportunities and other strategic opportunities that may exist following the Company’s receipt of the Interim TNBC Trial Data, which was expected in February 2024. During this meeting, management of the Company and Parent also discussed Parent’s general interest in the Company and other opportunities to work together in the future. On January 10, 2024, the president and chief executive officer of Parent, Tobias S. Christensen, contacted Mr. Bailey and other members of Company management, indicating a strong interest in the Company, requesting that Parent be included in any formal process that the Company may consider conducting following receipt of the Interim TNBC Trial Data and suggesting that the parties enter into a confidentiality agreement, which they did on or around February 6, 2024. On July 11, 2024, such confidentiality agreement was amended for the parties to engage in discussions related to a possible negotiated business transaction. Such agreement, as amended, required that confidential information shared under the agreement only be used in connection with a possible negotiated transaction and did not contain a standstill provision.”

•	by inserting a new fourth paragraph on page 22 of the Schedule 14D-9 to read as follows:

“From time to time following the announcement of the Interim TNBC Trial Data and prior to the announcement of the Final TNBC Trial Data, members of Company management had discussions with representatives of Guggenheim Securities regarding potential opportunities to raise equity capital in the event of a positive readout of the Final TNBC Trial Data.”

•	by amending and restating the current fifth paragraph on page 22 of the Schedule 14D-9 to read in its entirety as follows:

“On February 15, 2024, members of Company management met with representatives of a biopharmaceutical company, which we refer to herein as Party M, to discuss potential opportunities to work together. The parties discussed whether a potential business combination transaction involving the two companies in the future could make strategic sense depending on the results of pending data from both the Company and Party M. The Company and Party M executed a confidentiality agreement, effective as of February 18, 2024 that required that confidential information shared under the agreement only be used for the purpose of evaluating a proposed business relationship between the Company and Party M, and which agreement did not contain a standstill provision. The chief executive officer and chief business officer of Party M met with Company management on April 18, 2024 to continue such discussions and the parties agreed to reengage once certain data readouts were available later in the year. However, there were no further discussions with Party M after this time.”

•	by amending and restating the fourth paragraph on page 23 of the Schedule 14D-9 to read in its entirety as follows:

“The Company and Party K entered into a confidentiality agreement effective as of March 15, 2024 that required that confidential information shared under the agreement only be used in connection with a possible sale, acquisition, license, collaboration or other transaction for one or more products, and which agreement did not contain a standstill provision.”

•	by amending and restating the seventh paragraph of page 25 of the Schedule 14D-9 to read in its entirety as follows:

“Throughout the first half of 2024, members of Company management continued ordinary course discussions with multiple strategic parties potentially interested in the Company’s clinical programs or who may be interested in a potential business transaction, including with each of Parent, Party K and Party N. The discussions at such time generally focused on potential opportunities that might arise following the Company’s receipt of the Final TNBC Trial Data, however, six pharmaceutical companies – including Party A, Party B, Party C, Party D and Party L expressed interest in a potential strategic transaction, potentially including an acquisition of the Company, should the results of the TNBC Trial be positive. Of those six parties, (i) ~~one~~Party C never entered into an acquisition-related confidentiality agreement with the Company and (ii) the remaining five entered into a confidentiality agreement with the Company which either did not contain a standstill provision or which contained a standstill provision that expired prior to the announcement of the Company entering into the Merger Agreement. The confidentiality agreement with Party A required that Party A only use confidential information provided under the agreement in connection with discussions regarding a potential business relationship related to the parties’ respective business operations. The confidentiality agreement with Party B required that Party B only use confidential information provided under the agreement in connection with a possible transaction or business relationship between the Company and Party B related to trilaciclib. The confidentiality agreement with Party D required that confidential information provided under the agreement only be used to evaluate, discuss, negotiate and possibly enter into and execute into a business transaction involving the Company and Party D. The confidentiality agreement with Party L required that Party L only use confidential information provided under the agreement in connection with a possible negotiated business transaction with the Company.”

•	by amending and restating the eighth paragraph on page 25 of the Schedule 14D-9 to read in its entirety as follows:

“Throughout May and June 2024, members of Company management had several informal conversations with representatives of a pharmaceutical company, which we refer to herein as Party

O, to discuss potential partnering and/or licensing opportunities. The Company executed a confidentiality agreement with Party O on July 1, 2024, which required that confidential information shared under the agreement only be used in connection with a possible negotiated business transaction between the Company and Party O, and which agreement contained a standstill provision prohibiting Party O, for a period of six months, from taking any action that would reasonably be expected to require the Company to make a public announcement regarding a merger or similar transaction. This standstill provision did not terminate upon the announcement by the Company of the Merger Agreement and has not expired. The standstill provision does not preclude Party O from communicating with the Company regarding a non-public proposal regarding a transaction or from seeking the consent of the Company to take any action that would otherwise be prohibited by the standstill. To date, the Company has not received a request from Party O to obtain the Company’s consent to take any action that would otherwise be prohibited by the standstill.”

•	by inserting a new ninth paragraph on page 25 of the Schedule 14D-9 to read as follows:

“Around this time, the Transaction Committee began to consider the potential strategic alternatives that may be available to the Company as a result of the upcoming Final TNBC Trial Data results, and in light of Guggenheim Securities’ experience and familiarity with the Company, directed members of Company management to request that Guggenheim Securities provide preliminary advice to the Board in connection with its consideration of various strategic and financing matters unrelated to any direct or indirect sale of the Company.”

•	by amending and restating the current ninth paragraph on page 25 of the Schedule 14D-9 to read in its entirety as follows:

“On May 20, 2024, the Board met to discuss, among other things, potential strategic alternatives that could be available to the Company as a result of a positive or negative Final TNBC Trial Data readout. The Board asked that representatives of each of Guggenheim Securities~~, LLC~~ (~~“Guggenheim Securities”~~) and Centerview present on potential strategic alternatives available to the Company at its June meeting. The Board discussed potentially retaining two separate financial advisors to consider two alternative strategic opportunities that may be available to the Company depending on the results of the Final TNBC Trial Data: (i) Guggenheim Securities, as potential financial advisor to the Company, to evaluate and advise on ~~business combination transactions or other~~various strategic ~~or~~and financing ~~transactions~~matters unrelated to any direct or indirect ~~not involving a~~ sale of the Company, and (ii) Centerview, as potential financial advisor to the Company, to advise on and evaluate a potential sale of the Company.”

•	by amending and restating the sixth paragraph on page 27 of the Schedule 14D-9 to read in its entirety as follows:

“On July 12, 2024, the Board met to, among other things, consider the Parent July 7 Proposal and Party J July 8 Proposal, to discuss outreach to other parties potentially interested in acquiring the Company and review management’s preliminary projections. Representatives of Centerview, Mintz and Ropes & Gray were also in attendance. Members of Company management updated the Board on the status of ongoing partnership and acquisition opportunities, and representatives from Centerview discussed the financial terms of the proposals received from each of Parent and Party J. The Board compared the two proposals. Members of Company management also presented the Forecasts (as defined below), and the Board instructed Centerview to use the Forecasts in its valuation analysis of the Company. See the heading titled —Certain Financial Projections” for further information regarding the Forecasts. The Board then directed (i) Centerview to commence outreach to other identified potential acquirors to solicit their interest in submitting a potential acquisition proposal to acquire the Company on the timeline outlined by the Board and (ii) each of Centerview and Mr. Bailey to communicate to Parent and Party J the need to meaningfully improve their respective proposals and that the Company was willing to make certain diligence materials available to each party. At this meeting, the Board approved of the formal engagement of

Centerview in connection with a potential sale of the Company, and on August 1, 2024, the Company entered into an engagement letter with Centerview, formalizing the Board’s engagement of Centerview as the Company’s financial advisor in connection with a sale or other disposition to one or more third parties of all or a majority of the Shares or the assets of the Company on the terms approved by the Board.”

•	by amending and restating the eighth paragraph on page 28 of the Schedule 14D-9 to read in its entirety as follows:

“On or around July 18, 2024, at the direction of the Board, representatives of Centerview contacted representatives of Financial Party A, to inquire about Financial Party A’s interest in a potential strategic transaction with the Company. The Company and Financial Party A executed a confidentiality agreement effective as of July 18, 2024, which agreement required that confidential information shared under the agreement only be used in connection with a possible negotiated business transaction between the Company and Financial Party A, and which agreement contained a standstill provision that terminated upon announcement of the Company entering into the Merger Agreement. On July 19, 2024, Financial Party A informed representatives of Centerview that it would not be pursuing the opportunity.”

•	by amending and restating the eighth paragraph on page 29 of the Schedule 14D-9 to read in its entirety as follows:

“The Company executed a confidentiality agreement with Party P effective as of July 31, 2024 that required that confidential information shared under the agreement only be used in connection with a possible negotiated business transaction between the Company and Party P. Such agreement contained a standstill provision that terminated upon announcement of the Company entering into the Merger Agreement. On August 1, 2024, Party P informed representatives of Centerview that it would revisit further engagement following the final bid date if Company did not pursue a transaction with the other parties. There were no further discussions with Party P after such time.”

•	by amending and restating the fourth paragraph on page 30 of the Schedule 14D-9 to read in its entirety as follows:

“Also on August 5, 2024, Party J submitted a revised indication of interest to acquire the Company at a price per Share of $6.10 in cash (the “Party J August 5 Proposal”, and together with the Parent August 5 Proposal, the “August 5 Proposals”). Party J also submitted a revised draft merger agreement with the Party J August 5 Proposal, which provided for the following improvements relative to its July 29 markup: a lower Company termination fee equal to 4.0% of the transaction equity value and a higher reverse termination fee equal to 6% of the transaction equity value. Mr. Bailey promptly notified members of the Board of Party J’s August 5, 2024 non-binding indication of interest. No proposals or indications of interest sent by either Parent or Party J to the Company with respect to a potential acquisition of the Company expressly addressed the retention of Company management or their purchase of, or participation in, the equity of the surviving company following the completion of the Proposed Transaction.”

•	by amending and restating the fifth paragraph on page 32 of the Schedule 14D-9 to read in its entirety as follows:

“On the afternoon of August 6, 2024, the Board convened a meeting with members of the Company’s senior management, Centerview, Mintz and Ropes & Gray in attendance. The chairman of the Transaction Committee provided the Board with an update on the status of negotiations with each of Parent and Party J, and representatives of Centerview summarized Parent’s and Party J’s revised proposals. Representatives of Ropes & Gray discussed the Board’s fiduciary duties in connection with a potential sale transaction, presented the material terms of the draft merger agreements negotiated with Parent and the proposed resolutions of the Board approving the transactions and the Merger Agreement. The Board also considered relationship disclosures previously made available by each of Centerview and Guggenheim Securities. The Board determined that the relationship disclosure previously made available by Guggenheim Securities did not present any material conflicts. The Board agreed to reconvene later that evening following the finalization of all negotiations of the Merger Agreement.”

•	by amending and restating the sixth paragraph on page 32 of the Schedule 14D-9 to read in its entirety as follows:

“On the same day, the Compensation Committee convened a meeting to discuss and approve the compensation-related provisions in the Merger Agreement, including the treatment of equity awards in the Merger, and other matter, including, among other things, the creation a transaction bonus pool, the payment of prorated 2024 annual bonuses to Company employees, amendments to executive employment agreements relating to an executive’s entitlement to severance following a change of control of the Company and amendments to the Company’s change in control severance policy. Except for the call between Mr. Bailey, Mr. Christensen and other representatives of Parent and the Company held earlier that morning, during which the general terms of the transaction bonus pool, payment of prorated 2024 annual bonuses and amendments to the executive employment agreements and severance policy were discussed, there were no discussions between Parent and members of Company management regarding the terms of any employment arrangements for members of Company management, or other compensation to be payable, following the Closing, at any time prior to the execution of the Merger Agreement.”

“Item 4. The Solicitation or Recommendation—Summary of Centerview Financial Analysis” is hereby amended and supplemented as follows:

•	by amending and restating the fourth paragraph on page 40 of the Schedule 14D-9 to read in its entirety as follows:

“Centerview applied this range of EV/2026E Revenue Trading Multiples to the Company’s estimated calendar year 2026 revenue of $120 million, as set forth in the Forecasts, and added to it the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data, and divided by the number of fully diluted outstanding Shares (~~calculated using the treasury stock method and taking into account outstanding options, restricted stock units, performance based restricted stock units and deferred share units~~ calculated based on approximately 52.8 million basic shares outstanding, and, using the treasury stock method, the dilutive impact of approximately 2 million Company RSUs, 0.3 million Company PSUs, 0.1 million Company DSUs and 6.9 million Company Options with a weighted average exercise price of $12.18) as of August 5, 2024, as set forth in the Internal Data, resulting in an implied per share equity value range for the Shares of approximately $2.60 to $5.25, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $7.15 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

•	by amending and restating the last paragraph on page 41 of the Schedule 14D-9 to read in its entirety as follows:

“Centerview applied this reference range of TV/2-Year Forward Revenue Multiples to the Company’s estimated two-year forward revenue of $111 million, as set forth in the Forecasts, and added to it the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data, and divided by the number of fully diluted outstanding Shares (~~calculated using the treasury stock method and taking into account outstanding Company Options, Company RSUs, Company PSUs and Company DSUs~~ calculated based on approximately 52.8 million basic shares outstanding, and, using the treasury stock method, the dilutive impact of approximately 2 million Company RSUs, 0.3 million Company PSUs, 0.1 million Company DSUs and 6.9 million Company Options with a weighted average exercise price of $12.18) as of August 5, 2024 and as set forth in the Internal Data, resulting in an implied per share equity value range for the Shares of approximately $4.85 to $6.80, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $7.15 in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

•	by amending and restating the second and third paragraphs on page 42 of the Schedule 14D-9 to read in their entirety as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2024 using discount rates ranging from 13.0% to 16.0% (based on Centerview’s analysis of the Company’s weighted average cost of capital and based on other considerations that Centerview deemed relevant in its professional judgment) and using a mid-year convention: (i) the forecasted after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2024 and ending on December 31, 2040, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows set forth in the Forecasts will remain constant in perpetuity after December 31, 2040 based on a growth rate of free cash flow of 0%, as directed by the Company’s management, and (iii) tax savings from usage of the Company’s estimated federal net operating losses and the Company’s estimated future losses, as provided by Company management, and (b) adding to the foregoing results, the Company’s estimated net cash of $13 million and the estimated value of long-term investments of $9 million, each as of June 30, 2024, as set forth in the Internal Data.

Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (~~calculated using the treasury stock method and taking into account outstanding Company Options, Company RSUs, Company PSUs and Company DSUs~~ calculated based on approximately 52.8 million basic shares outstanding, and, using the treasury stock method, the dilutive impact of approximately 2 million Company RSUs, 0.3 million Company PSUs, 0.1 million Company DSUs and 6.9 million Company Options with a weighted average exercise price of $12.18) as of August 5, 2024, as set forth in the Internal Data, resulting Q13in a range of implied equity values per Share of $4.90 to $5.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $7.15 in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

“Item 4. The Solicitation or Recommendation—Other Factors” is hereby amended and supplemented as follows:

•	by amending and restating the second bulleted item under the fourth paragraphs on page 42 of the Schedule 14D-9 to read in its entirety as follows:

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in seven publicly available Wall Street research analyst reports as of August 6, 2024, which indicated low and high stock price targets for the Company ranging from $2.50 to $6.00 per Share.”

“Item 4. The Solicitation or Recommendation—Certain Financial Projections” is hereby amended and supplemented as follows:

•	by amending and restating the last paragraph beginning on page 45 of the Schedule 14D-9 to read in its entirety as follows:

“None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Forecasts, except as otherwise required by law. The Forecasts were based on assumptions about the Company’s continued operation as a standalone, publicly traded company, including with respect to the continued sale and commercialization of COSELA and the receipt of royalty and milestone payments, including with respect to the Company out-licensed product candidate, lerociclib, while also accounting for risk and probability adjustments reflecting the assessment by the Company’s senior management as to the probability of success of such products and product candidates as of the time the Forecasts were prepared. Specifically, in preparing the Forecasts, the Company assumed (i) net sales in 2034 (peak) of approximately $176 million for COSELA in its current indication, (ii) the receipt of approximately $19 million in total milestones in 2024 and 2025 from partnerships with respect to lerociclib, (iii) tiered royalties on lerociclib sales on a risk-adjusted basis, assuming net sales in 2034 (peak) of approximately $116 million and an 80% probability of regulatory success, and (iv) approximately $551 million of net operating losses (“NOLs”) as of December 31, 2023. Further, the Forecasts include assumptions regarding product sales, asset-specific probabilities of technical and regulatory success, timing of clinical development plans, indications to be pursued, efficacy, safety, timing of regulatory approval, timing of commercial launch, development of product candidates in combination with other therapies, sales ramp, market size, market share, expansion into new markets, peak sales, duration, pricing, relative positioning versus competition, licensing arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, future equity raises, expected cash burn rate, and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive or exhaustive overview of all metrics and assumptions included or reflected in the Forecasts.”

•	by amending and restating the tables set forth on page 46 of the Schedule 14D-9 to read in their entirety as follows:

	Fiscal Year Ending December 31,
	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E
Revenue:
Trilaciclib (U.S. Revenue)	$65	$92	$116	$135	$143	$148	$153	$158
Other Partnership & Milestone Revenue (1)	$9	$10	$4	$6	$7	$7	$8	$8

Total Revenue	$74	$102	$120	$141	$150	$155	$161	$166

Products COGS.	$(3)	$(4)	$(5)	$(5)	$(6)	$(6)	$(6)	$(6)

Total Gross Profit	$71	$99	$116	$136	$145	$149	$155	$160
Total R&D Expenses	$(26)	$(18)	$(14)	$(10)	$(9)	$(7)	$(7)	$(7)
Total S&M Expenses	$(28)	$(30)	$(32)	$(34)	$(35)	$(37)	$(38)	$(40)
Total G&A Expenses	$(30)	$(32)	$(34)	$(36)	$(38)	$(39)	$(41)	$(43)
Total EBIT	$(13)	$18	$37	$56	$62	$66	$68	$70

Pre-Tax Income	$(18)	$15	$37	$59	$67	$73	$77	$81

Net Income	$(19)	$15	$37	$59	$64	$69	$73	$77

	Fiscal Year Ending December 31,
	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Revenue:
Trilaciclib (U.S. Revenue)	$164	$170	$176	$57	$21	$14	$11	$12	$12
Other Partnership & Milestone Revenue (1)	$8	$8	$9	$7	$2	$1	$1	$—	$—

Total Revenue	$172	$178	$85	$64	$24	$14	$12	$12	$13

Products COGS	$(7)	$(7)	$(7)	$(2)	$(1)	$(1)	—	—	—

Total Gross Profit	$166	$171	$177	$62	$23	$14	$11	$12	$12
Total R&D Expenses	$(9)	$(8)	$(8)	$(6)	$(1)	$(1)	$(1)	$(1)	$(1)
Total S&M Expenses	$(41)	$(43)	$(45)	$(14)	$(5)	$(3)	$(3)	$(3)	$(3)
Total G&A Expenses	$(45)	$(46)	$(48)	$(16)	$(6)	$(4)	$(3)	$(3)	$(3)
Total EBIT	$72	$74	$76	$26	$11	$6	$5	$5	$5
Pre-Tax Income	$85	$89	$94	$46	$32	$28	$27	$28	$29

Net Income	$81	$85	$90	$36	$24	$21	$21	$21	$22

(1)	Reflects (i) reimbursements for trilaciclib use in China, and (ii) reimbursements, milestones and royalties for lerociclib.

•	by amending and restated the tables set forth on page 47 of the Schedule 14D-9 to read in their entirety as follows:

	Fiscal Year Ending December 31,
	2024 E		2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E
Total EBIT (1)	$(13)		$18	$37	$56	$62	$66	$68	$70
Less: Tax Expenses (2)	$—		$(4)	$(9)	$(13)	$(15)	$(16)	$(16)	$(16)
Plus: Depreciation & Amortization	$—		$—	$—	$—	$—	$—	$—	$—
Less: Capital Expenditures	$—		$—	$—	$—	$—	$—	$—	$(2)
Less: Change in Net Working Capital	$1		$(4)	$(3)	$(3)	$(1)	$(1)	$(1)	$(1)
Unlevered Free Cash Flow (3)	$(12	)(4)	$10	$25	$40	$47	$50	$51	$51
Impact from Net Operating Loss Usage	$—		$4	$9	$12	$12	$12	$13	$13

	Fiscal Year Ending December 31,
	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Total EBIT (1)	$72	$74	$76	$26	$11	$6	$5	$5	$5
Less: Tax Expenses (2)	$(17)	$(17)	$(18)	$(6)	$(2)	$(1)	$(1)	$(1)	$(1)
Plus: Depreciation & Amortization	$1	$1	$1	$1	$1	$—	$—	$—	$—
Less: Capital Expenditures	$—	$—	$—	$—	$—	$—	$—	$—	$—
Less: Change in Net Working Capital	$(1)	$(1)	$(1)	$18	$6	$1	$—	$—	$—
Unlevered Free Cash Flow (3)	$55	$56	$58	$38	$15	$6	$4	$4	$4
Impact from Net Operating Loss Usage	$13	$14	$14	$5	$2	$1	$1	$1	$1

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expenses and taxes.
(2)	Assumes a tax rate of 23.4%. Tax expense as presented does not take into account the effect of net operating loss usage, which was calculated separately.
(3)

Unlevered free cash flow is a non-GAAP financial measure defined as the Company’s EBIT, less tax expense before net operating loss usage, plus depreciation and amortization, less capital expenditures, less change in net working capital.

(4)	Reflects unlevered free cash flow for the second half of 2024 of $(3) million.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

“Item 5. Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and supplemented as follows:

•	by amending and restating the first paragraph on page 48 of the Schedule 14D-9 to read in its entirety as follows:

“In addition, pursuant to an engagement letter, the Company formally retained Guggenheim Securities as its financial advisor in connection with its prior advice to the Board in connection with the Board’s prior evaluation of ~~business combination transactions or other~~ various strategic ~~or~~and financing ~~transactions~~matters unrelated to any direct or indirect ~~not involving a~~ sale of the Company. In connection with Guggenheim Securities’prior services, the Company ~~has~~ agreed to pay Guggenheim Securities a fee of $2.0 million, which fee they agreed would be~~is~~ payable contingent upon consummation of the Transactions but is in consideration for Guggenheim Securities’ prior services unrelated to the Transactions. In addition, the Company has agreed to indemnify Guggenheim Securities against certain liabilities that may arise out of Guggenheim Securities’ engagement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024	G1 THERAPEUTICS, INC.

	By:	/s/ John E. Bailey, Jr.
	Name:	John E. Bailey, Jr.
	Title:	President and Chief Executive Officer